Mail Stop 3561

July 23, 2009

Richard J. Surratt
Chief Executive Officer
Voyager Learning Company
1800 Valley View Ln, Suite 400
Dallas, TX 75234-8923

> **Re:** **Voyager Learning Company**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 5, 2009**
> **File No. 001-07680**

Dear Mr. Surratt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief